Exhibit 99

FOR IMMEDIATE RELEASE	August 5, 2004
Media Contact: Art McDonald, (520) 884-3628	Page 1 of 2
Financial Analyst Contact: Jo Smith, (520) 884-3650

UNISOURCE ENERGY DELAYS FILINGS TO EXAMINE UNBILLED REVENUE

Tucson, Ariz. – UniSource Energy announced today that its release of earnings for the three-and six-month period ended June 30, 2004, will be delayed. The company also indicated it will likely delay the filing of its Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

During the second quarter of 2004, Tucson Electric Power (TEP), UniSource Energy’s principal subsidiary, adopted new estimating procedures to determine unbilled revenues. The company believes that on a cumulative basis since 1998 or earlier, additional revenues at TEP that should be recognized could amount to as much as $37 million ($22 million after tax).

UniSource Energy is determining what portion of these additional TEP revenues should be recognized in the three- and six-month period ended June 30, 2004. The company also is considering whether it would be appropriate to restate financial statements to recognize portions of these revenues in prior periods.

UniSource Energy’s management has reaffirmed its 2004 full-year earnings estimate of between $1.25 and $1.60 per share, excluding the recognition of revenue related to the change in estimation methodology.

Meanwhile, the company continues to progress toward an Arizona regulatory ruling on the proposed acquisition of UniSource Energy by Saguaro Utility Group, L.P. Public hearings on the matter were conducted before an administrative law judge of the Arizona Corporation Commission (ACC) and concluded on July 1, 2004.

In testimony during that hearing, the ACC staff stated that UniSource Energy had addressed many concerns raised in its initial testimony. The company proposed some 40 conditions that provide significant protections for the company’s regulated subsidiaries, TEP and UniSource Energy Services (UES). The staff has voiced its concern regarding several remaining issues related to the financial protection of TEP and UES as well as maintaining service quality and reliability.

Initial post-hearing briefs were filed on July 30, 2004 by the staff and other parties supporting their respective testimony at the hearing.

James S. Pignatelli, Chairman President and Chief Executive Officer of UniSource Energy, said the overwhelming evidence in the case supports a decision in favor of the proposed transaction.

“This transaction would give us the financial resources to meet the growing demand in our utility service territories while maintaining the high levels of service and reliability customers have come to expect,” Pignatelli said. “It provides quantifiable, real and significant benefits for customers, communities and shareholders.”

Conference Call

James S. Pignatelli, UniSource Energy Chairman, President and Chief Executive Officer will discuss the proposed acquisition on Tuesday, August 10, 2004, during a conference call that will begin at 1:00 p.m. EDT.

Telephone Access

To listen to the live conference call, dial (877) 582-0446 five to 10 minutes prior to the event and reference conference code 9282902. A telephone replay will be available for seven days starting August 10, 2004. To listen to the replay, dial (800) 642-1687 and reference confirmation code 9282902.

Internet Access

A live audio-only webcast of the conference call is available through a link at www.UniSourceEnergy.com. Listeners are encouraged to visit the Web site at least 30 minutes before the event to register, download and install any necessary audio software. A recording of the webcast will be available for 30 days through a link at www.UniSourceEnergy.com.

UniSource Energy’s primary subsidiaries include TEP, which provides electric service to more than 370,000 customers in the Tucson area; UES, provider of natural gas and electric service to more than 200,000 customers in northern and southern Arizona; and Millennium Energy Holdings, parent company of UniSource Energy’s unregulated energy businesses. For more information about UniSource Energy and its subsidiaries, visit www.UniSourceEnergy.com.

This news release contains forward-looking information that involves risks and uncertainties, that include, but are not limited to, the ability to obtain necessary approvals and satisfy other closing conditions contained in the acquisition agreement; the outcome of regulatory proceedings; changes related to the recognition of unbilled revenue; the ongoing restructuring of the electric industry; regional economic and market conditions which could affect customer growth and the cost of power supplies; the cost of debt and equity capital; changes in accounting standards; weather variations affecting customer usage; and other factors listed in UniSource Energy’s Form 10-K and 10-Q filings with the Securities and Exchange Commission. The preceding factors may cause future results to differ materially from outcomes currently expected by UniSource Energy.